Wachovia Consumer Growth Conference

Famous Footwear

Naturalizer

Franco Sarto

LifeStride

Via Spiga

Bass

Etienne Aigner

Dr. Scholl's Original

Carlos
by Carlos Santana

Nickels Soft

HotKiss

Buster Brown

Shoes.com

B

BROWN SHOE



This presentation by Brown Shoe Company, Inc. contains certain forward-looking statements, including without limitation, statements made concerning forward looking guidance on Sales, Operating Earnings and future growth segments of the business. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) general economic conditions and the consumer's preferences and purchasing patterns, which may be influenced by consumers' disposable income; (ii) the uncertainties of pending litigation; (iii) intense competition and continuing consolidation within the footwear industry; (iv) political and economic conditions or other threats to continued and uninterrupted flow of inventory from Brazil and China, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (v) the integration of the Bennett business; and (vi) the Company's ability to successfully implement its plan to strengthen the Naturalizer brand. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors. Some of the statements herein, as indicated, speak only as of the date they were initially made. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

— February 22, 2006



Agenda – NYSE: BWS

1)   Our History – Positioning for Growth

2)   Brown Shoe Today

3)   Current Growth Initiatives

4)   Long-term goals



•Reflects guidance issued Jan. 9, 2006, and has not been updated.

Reshaping our Platform – 2001 - 2005

1) Grown sales from $1.7 billion to approx. $2.3 billion; increased operating earnings

2) Repositioned Famous Footwear – growing operating margins

3) Increased market share at Wholesale

4) Grown our portfolio: added brands;   added retail concepts (including e-commerce)





Brown Shoe Today -- $2.3 Billion in Sales Projected for 2005

Unique wholesale-retail platform. Building our brands and retail concepts to gain market share while delivering style to the consumer.



2001

29% Wholesale

71% Retail

Projected 2005

38% Wholesale

62% Retail

Mass Merchandisers $250 million

Department & Specialty Stores $400 million

Bennett $200 million

Specialty Footwear Retail $230 million

Famous Footwear

900 retail stores in the U.S. $1.2 billion

Overview of our Wholesale Businesses:



Our Rank among Wholesalers
Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)
After Acquisition
Brown Wholesale
Bennett Footwear Group
$600
$500
$400
$300
$200
$100
$0
Nine West Group
Brown Shoe
Clarks Companies
Steve Madden
VCS Group
Nike
Kenneth Cole Productions
Liz Claiborne
H H Brown

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending January 2006.

Overview of our Wholesale Businesses:

Our Portfolio of Brands – 45% Market Share in Moderate Zone
(women's)

   

Zone Rank ▷	No. 1 Moderate	No. 3 Moderate	No. 3 men No. 15 women Moderate	No. 11 Junior

Source: NPD Group Reported POS Dollar Volume.
12 Months ending January 2006.

THE LEADER IN FOOTWEAR

Overview of our Wholesale Businesses:

Our Portfolio of Better/Bridge Brands – 18% Market Share in Better Zone

   

Zone Rank ▷	No. 8 Bridge	No. 2 Better	No. 11 Better	No. 9 Better

Source: NPD Group Reported POS Dollar Volume.
12 Months ending January 2006.

THE LEADER IN FOOTWEAR

Overview of our Wholesale Businesses:

Our Portfolio of Brands – Mid-tier and Mass


CONNIE
EUROstep
fanfares.
westport


Dr Scholl's
FOOTWEAR


Buster Brown
with ToeZone


Buster Brown
THE Dr Scholl's ORIGINAL
Barbie
STAR WARS
Disney
NICKELODEON
MICKEY MOUSE
Winnie the Pooh
POWER RANGERS SPD
Cars
Buster Brown & Co.
The Kids' Division of Brown Shoe

A leading footwear vendor at Wal-Mart, Target & Payless

Overview of our Retail Businesses:



Our Rank Among Top Footwear Retailers
Share of Footwear Sales by Retailer*
% Share of Dollars
8
7
6
5
4
3
2
1
0
Wal-Mart
Payless
Federated
Footlocker
Famous Footwear
Nordstrom
Kohl's
Finish Line
JC Penny
Target
DSW
Dillard's
Sears
Shoe Carnival
Kmart

Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending January 2006.

Overview of our Retail Businesses:

Our Portfolio of Retail Concepts – 1300 Stores, 5 Web-stores


Shoe love is true love.
Shoe Love is in the Air
Famous Footwear


naturalizer


shoes.com
Sandals
Casual Sport
Handbags & Backpacks
Athletic
LUXURY SHOES
SKATE OR DIE SPRING 2005
Find Your Shoe
SEARCH

Zone Rank ▷	No. 1 Family, branded	No. 4 Women's specialty	No. 3 Internet footwear
Retail Brands	Famous Footwear Factory Brand Shoes	Naturalizer Via Spiga stores FX LaSalle	Shoes.com Naturalizer.com Famousfootwear.com

Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending January 2006.



BWS Enterprise-Wide Strategies for Sustainable Growth:

1) Create differentiation – for our stores, our footwear, our brands

2) Delight consumers with our footwear design & styles

3) Lead in Speed-to-Market – to increase sell-throughs and reduce markdown risk.

4) Build value via our portfolio of brands

Balance Growth + Investment – delivering earnings performance while investing for the future

BROWN SHOE



2005 Accomplishments

1) Gained traction at Famous Footwear: Record 3Q; Traffic up

2) Acquired Bennett: upscale brands delivering as promised

3) Achieved rebound in key areas of wholesale business: strengthening operating margins

4) Restructured Naturalizer store base: closings completed

5) Strengthened balance sheet



<u>Long-Term Goal</u> – Targeting high single-digit revenue growth and 10-15% compound earnings growth rate.

Growth drivers include:

- Bennett acquisition
- Wholesale margin opportunities – from strong, differentiated brands
- Specialty Retail initiative
- Famous Footwear traction
- E-commerce growth

Longer term growth:

- ExCEL expected to give us sourcing/speed advantage
- Famous Footwear potential for significant expansion